Mail Stop 3561

December 23, 2008

John R. Eckel, Jr.
Chief Executive Officer
Copano Energy, L.L.C.
2727 Allen Parkway, Suite 1200
Houston, Texas 77019

> **Re: Copano Energy, L.L.C.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 4, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2008**
> **Filed May 9, August 8 and November 7, 2008**
> **File No. 1-32329**

Dear Mr. Eckel:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on Schedule 14A

Short-Term Non-Equity Incentive Compensation, page 18

1. We note that the Board set the targets to be achieved for your named executive officers to earn short term incentive compensation as between 10% and 20% above budgeted amounts of distributed cash flow per unit. However, it does not appear that you actually disclose the targets. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K. Otherwise, please disclose the targets.

Security Ownership of Management and Certain Beneficial Owners, page 37

2. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by RR Advisors, LLC, Tortoise Capital Advisors, LLC, Fiduciary Asset Management LLC, Hare & Co. FBO Jennison Utility Fund, Magnetar Spectrum Fund, HEP Oil Company, LLC and CIMA Energy, Ltd.

Certain Transactions, page 40

3. We note that you have disclosed transactions with Copano Operations and Mr. Eckel and that the Audit Committee monitors these transactions. However, it is not clear how these transactions were reviewed and approved. Please revise to describe your policies and procedures for review, approval, or ratification of related party transactions as required by Item 404(b) of Regulation S-K. In this regard, indicate whether any of the related party transactions you describe were reviewed in accordance with your procedures and, if not, state why they did not require such review. Please also confirm that all contracts reflecting these transactions have been filed with the Commission or explain why they have not been filed.

Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2008

4. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director